UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GULF ISLAND FABRICATION, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

402307102
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 402307102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,500,000 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,500,000 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.97% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 2 and Item 5.
(2) This calculation is based upon 15,043,068 shares of common stock outstanding as of August 9, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed on August 9, 2018 (File No.: 001-34279).

CUSIP No. 402307102	SCHEDULE 13D	Page 3 of 6Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 3") amends the Schedule 13D filed on March 22, 2018 (the "Original Schedule 13D"), as amended on April 6, 2018 ("Amendment No. 1") and on April 25, 2018 ("Amendment No. 2").  The Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the "Schedule 13D".  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2).  The Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2) remains in full force and effect, except as specifically amended by this Amendment No. 3.
Item 3.	Source and Amount of Funds or Other Consideration.
The first paragraph in the response to Item 3 of the Schedule 13D is hereby amended and restated to read as follows:
As of November 6, 2018, the Reporting Person had purchased an aggregate of 1,500,000 Shares over the course of various prior purchases totaling approximately $15.8 million.
Item 4.	Purpose of Transaction.
The response to Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity.  The Reporting Person's representatives (which includes Robert Averick, other employees of Kokino and Kokino's advisers) have had (and, subject to the Cooperation Agreement (defined below), may continue to have) discussions with the Company's representatives (including its board of directors (the "Board") and management) regarding topics including: (1) Board composition, size and expenses, (2) management incentive plan, (3) possible sale of operating divisions and/or the Company, (4) possible expense savings opportunities, (5) risk management practices, (6) capital structure, and (7) capital allocation.  The Reporting Person's representatives have also spoken with (and, subject to the Cooperation Agreement, may continue to speak with) the Company regarding the Company's strategy, governance, business and operations, and improving the performance of the Company's stock.  In addition, the Reporting Person has engaged in communications regarding the items above with other shareholders of the Company, knowledgeable industry or market observers, industry participants, and other persons.

    On November 2, 2018, the Company appointed Mr. Averick to serve as a Class II director effective November 3, 2018.  Mr. Averick will serve until the Company's 2020 annual meeting and until his successor is duly elected and qualified and will be appointed to the Compensation Committee of the Board.  Mr. Averick will be compensated consistent with the compensation arrangement for non-employee directors, except that any equity-based awards granted to the non-employee directors of the Board will be in the form of a cash-settled award for Mr. Averick, regardless of the form of award granted to the other non-employee directors.

CUSIP No. 402307102	SCHEDULE 13D	Page 4 of 6 Pages

In connection with Mr. Averick's appointment to the Board as a Class II director, Piton and Kokino entered into a cooperation agreement (the "Cooperation Agreement") with the Company regarding the composition of the Board and certain other matters.  Until the Termination Date (as defined below), Piton and Kokino have agreed to customary standstill restrictions, including, subject to certain exceptions, restrictions on Piton and Kokino (1) acquiring additional shares of the Company's common stock to the extent such acquisition would cause Piton to beneficially own more than 12.5% of the Company's outstanding common stock, (2) knowingly selling shares of the Company's common stock to any third party that has, or would have as a result of such transaction, beneficial ownership of 5% or more of the Company's outstanding common stock, (3) nominating directors for election to the Board, (4) soliciting or granting proxies to vote shares of the Company's common stock, (5) submitting or initiating shareholder proposals for consideration by the Company's shareholders, (6) participating in a voting trust or voting agreement with respect to the Company's common stock, and (7) participating in or facilitating certain extraordinary transactions with respect to the Company and its assets.  Additionally, until the Termination Date, Piton and Kokino have agreed to vote in accordance with the Board's recommendations with respect to (1) each election of directors, and (2) any other proposal (other than an extraordinary transaction) submitted to the Company's shareholders, provided, however, that if both Institutional Shareholder Services and Glass Lewis (the "Proxy Firms") issue a vote recommendation with respect to such proposal that is inconsistent with the Board's recommendation, Piton may vote in accordance with the recommendation of the Proxy Firms.
Mr. Averick has agreed to immediately tender his resignation from the Board (1) if Piton at any time ceases to beneficially own at least 5% of the Company's then-outstanding common stock (the "Piton Minimum Ownership Threshold"), other than as a result of issuances of Common Stock by the Company, or (2) upon the Termination Date.  Piton will have replacement rights until the Termination Date in the event Mr. Averick ceases to be a director of the Company, subject to approval of any replacement by the Board (with such approval not to be unreasonably withheld).  In addition, the Cooperation Agreement provides that the size of the Board will not be increased to more than ten directors prior to the Termination Date and that immediately after the 2020 annual meeting the Board shall consist of no more than eight directors.
The Cooperation Agreement shall terminate on the earliest of (i) the day after the 2020 Annual Meeting; (ii) 180 days following the date that the Board accepts the Piton Designee's resignation due to Piton failing to satisfy the Piton Minimum Ownership Threshold (other than as a result of issuances of Common Stock by the Company); and (iii) 60 days following the Company's receipt of (a) written notice from Piton of the Company's material breach of that certain warranty referenced therein, which breach is not cured within 30 days, and (b) the written resignation of any Piton Designee from the Board (such earliest date, the "Termination Date").  The parties have agreed to customary covenants not to sue and non-disparagement provisions, and Piton and Kokino have agreed to customary confidentiality provisions.
The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated herein by reference (See Item 7, Exhibit A).
The Reporting Person intends to review its investment in the Company on an ongoing basis.  Subject to the terms of the Cooperation Agreement, the Reporting Person may take a number of actions to maximize the value of its investment, including increasing or decreasing the size of its investment in the Company.  The actions taken by the Reporting Person to maximize the value of its investment will depend upon numerous factors, including, among other things, the price and availability of securities of the Company; subsequent developments affecting the Company; the Company's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Company's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board and management of the Company; and other factors deemed relevant.

CUSIP No. 402307102	SCHEDULE 13D	Page 5 of 6 Pages

      Notwithstanding anything to the contrary herein (but subject to the terms and conditions of the Cooperation Agreement), the Reporting Person specifically reserves the right to exercise any and all of its rights as a shareholder of the Company in a manner consistent with its equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting person will take any of the actions set forth above.
Item 5.	Interest in Securities of the Issuer.
    The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]
(a) and (b)	Sole Voting Power	1,500,000	9.97%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,500,000	9.97%

(c)	The Reporting Person did not enter into any transactions in the Shares within the past 60 days.
(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported on this Schedule 13D.

                (e)           Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response to Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The descriptions in Item 4 of this Amendment No. 3 regarding the Cooperation Agreement are incorporated by reference herein.
From time to time and subject to the Cooperation Agreement, the Reporting Person may hold a portion of its assets, which may include some of the Company's securities, in prime brokerage accounts at one or more institutions, which accounts provide the Reporting Person with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Company's securities owned by the Reporting Person are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.
Other than as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person (including PCM, Kokino and Mr. Averick) and any other person with respect to the securities of the Company.
Item 7.	Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
Exhibit A: Cooperation Agreement, dated November 2, 2018, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on November 6, 2018 (File No.: 001-34279).

[1]
The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Reporting Person is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person reporting on this Schedule 13D.

[2]
This calculation is based upon 15,043,068 shares of common stock outstanding as of August 9, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed on August 9, 2018 (File No.: 001-34279).

CUSIP No. 402307102	SCHEDULE 13D	Page 6 of 6Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2018
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Name: Douglas Kline Title: Chief Operating Officer